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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                                 Commission File Number  0-24247
(Check one)

/X/  Form 10-K and Form 10-KSB     / /  Form 11-K

/ /  Form 20-F and Form 10-KSB     / /  Form 10-QSB    / /  Form N-SAR

For period ended  June 30, 1998
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/ /  Transition Report on Form 10-K and Form 10-KSB

/ /  Transition Report on Form 20-F

/ /  Transition Report on Form 11-K

/ /  Transition Report on Form 10-Q and Form 10-QSB

/ /  Transition Report on Form N-SAR

For period ended
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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                       PART I
                               REGISTRANT INFORMATION

     Full name of registrant  Atlantic Express Transportation Corp.
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     Former name if applicable
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     Address of principal executive office (STREET AND NUMBER) 7 North Street
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     City, state and zip code  Staten Island, NY  10302-1205
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                                      PART II
                               RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort to expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
     /X/ due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                      PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of the previously reported Central acquisition, the Registrant is required for the first time to present certain segment data and requires an extension to complete and verify such data.

                                      PART IV
                                 OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          NATHAN SCHLENKER              (718)            442-7000  EXT. 304
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          (Name)                     (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 of 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        /X/  Yes     / /  No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        / /  Yes     /X/  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                     SIGNATURE

                         Atlantic Express Transporation Corp.
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                     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1998       By:  /s/ Nathan Schlenker
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                                   Nathan Schlenker
                                   Chief Financial Officer